FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a — 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of October 2003

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated October 9, 2003, announcing the launch of Telkom S.A. Ltd.‘s satellite-based broadband VSAT service, based on Registrant’s Skystar 360E VSAT platform and that Telkom S.A. has decided to offer a DialAw@y IP rural telephony satellite communications network solution with an additional hub marketed as SpaceStream Office.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Oren Most —————————————— Oren Most President and CEO

Dated: October 9, 2003

Oct 09, 2003

Telkom SA Ltd. launches major broadband offering based on Gilat’s Skystar 360E VSAT Platform
Telkom also expands its DialAw@y IP VSAT rural telephony network

Petah Tikva, Israel, October 9, 2003 – Gilat Satellite Networks Ltd. (Nasdaq: GILTF) and Telkom SA Ltd. announced the launch of Telkom’s satellite-based broadband VSAT service, based on Gilat’s Skystar 360E VSAT platform. This offering launched as Spacestream Express will offer always available Internet connectivity and data connectivity for enterprise customers anywhere in South Africa at data rates ranging from 64kbps download and 16kbps upload to the top end of 512 kbps download and 128kbps upload.

The agreement between the two companies was concluded last year. The service will be based on a Gilat VSAT network consisting of a Skystar 360E satellite hub station and thousands of VSAT terminals. This agreement spans a five-year period, with an incremental deployment of VSAT terminals growing to one of the largest networks in the world.
In addition, Gilat announced that Telkom SA Ltd. has decided to offer a DialAw@y IP rural telephony satellite communications network solution with an additional hub marketed as SpaceStream Office, Telkom intends to provide “always-on” Internet access together with one to four telephone lines at each rural site serviced by a DialAw@y IP VSAT unit.

Leon Lourens, Telkom’s Product Specialist, Satellite Products said, “It is imperative to Telkom to be able to offer telephony and data services across the whole country. This product has significantly reduced the cost of deploying VSAT technology and will make deployment anywhere in the country possible for the first time in South Africa.”

Janna Koretskaya, Gilat’s Associate Vice President, Sales, CIS and Africa, said, “It is exciting to see VSAT technology being deployed to bring telecommunications to markets in South Africa and across Africa. The launch of these new products utilizing the Gilat platforms demonstrates our strengthening relationship with Africa’s largest telecommunications operator and one of the world’s major telecom players which continues to demonstrate confidence in our company and its technology.”

About Telkom SA Limited
Telkom is the incumbent fixed-line operator in South Africa and held the exclusive license to provide public switched telecommunication services until May 2002. Telkom’s 50% shareholding in Vodacom makes the group Africa’s leading provider of wireless services. The Telkom Group provides services in the wireline and wireless segments of South Africa. Website www.telkom.co.za

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America and rStar Corporation (RSTRC), is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology – with nearly 400,000 VSATs shipped worldwide. Gilat, headquartered in Petah Tikva, Israel, markets the Skystar Advantage®, DialAw@y IP™, FaraWay™, Skystar 360E™ and SkyBlaster* 360 VSAT products in more than 70 countries around the world. Gilat provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. Gilat is a joint venture partner with SES GLOBAL, and Alcatel Space and SkyBridge LP, subsidiaries of Alcatel, in SATLYNX, a provider of two-way satellite broadband services in Europe. Skystar Advantage, Skystar 360E, DialAw@y IP and FaraWay are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Investor Inquiries:
Tim Perrott
Tel: +1703-848-1515

Gilat Media Contact:
Barry Spielman,
Director Corporate Marketing
tel: +(972)3-925-2201
barrys@gilat.com